SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               ODS NETWORKS, INC.
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    67082N109
                                   ----------
                                 (CUSIP Number)

                             Douglas E. Scott, Esq.
                    Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                                 (858) 826-7325
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                              Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                               Tel: (858) 546-6000

                                 MARCH 23, 2000
                                 --------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

--------------------------------------------------------------------------------
CUSIP No. 67082N109
--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS:   Science Applications International Corporation
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                      95-3630868
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
 3 SEC USE ONLY
--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS)                                        N/A
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                             [__]
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER            None
    NUMBER OF
     SHARES                   8      SHARED VOTING POWER          3,150,000
   BENEFICIALLY
  OWNED BY EACH               9      SOLE DISPOSITIVE POWER       None
    REPORTING
   PERSON WITH                10     SHARED DISPOSITIVE POWER     3,150,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                                      3,150,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                      [__]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                                          15.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 67082N109
--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS:                 SAIC Venture Capital Corporation
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                      88-0447177
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [__]
                                                                        (b) [__]
--------------------------------------------------------------------------------
 3 SEC USE ONLY
--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS)                                         WC
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                             [__]
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION        Nevada
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER            None
    NUMBER OF
     SHARES                   8      SHARED VOTING POWER          3,150,000
   BENEFICIALLY
  OWNED BY EACH               9      SOLE DISPOSITIVE POWER       None
    REPORTING
   PERSON WITH                10     SHARED DISPOSITIVE POWER     3,150,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                                      3,150,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                      [__]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                                          15.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         The Reporting Persons, Science Applications International Corporation ("SAIC") and SAIC Venture Capital Corporation ("SVCC"), hereby amend and supplement the Schedule 13D filed by SAIC on October 2, 1998, as amended by Amendment No. 1, thereto, filed by the Reporting Persons on January 27, 2000 (the "Amended Statement") with regard to the common stock, $.01 par value per share ("Common Stock") of ODS Networks, Inc. (the "Issuer") for the purpose of amending Items 2, 3, 4, and 5 of the Amended Statement.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 (a) - (c) of the Amended Statement are hereby supplementally amended to update the name of the corporation by which Mr. David W. Dorman, a director of SAIC, is employed, as set forth in Appendix A to the Amended Statement, amending and restating such information with respect to Mr. Dorman as follows:


                                                              NAME, PRINCIPAL BUSINESS AND ADDRESS OF
                                                              CORPORATION OR OTHER ORGANIZATION IN
      NAME                     PRINCIPAL OCCUPATION               WHICH EMPLOYMENT IS CONDUCTED
------------------     ----------------------------------     ---------------------------------------

David W. Dorman        Chief Executive Officer of Concert          Concert
                                                                   Room 2001
                                                                   1230 Peachtree Street, NE
                                                                   Atlanta, GA 30309

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Amended Statement is hereby supplementally amended to add the following information:

         On March 23, 2000, SVCC exercised a warrant to purchase 750,000 shares of Common Stock of the Issuer at an exercise price of $8.00 per share. The funds used to exercise the warrant were derived from SVCC's working capital. Specifically, $6,000,000 in cash was paid to the Issuer in consideration for 750,000 shares of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         The response set forth in Item 4 of the Original Statement is hereby supplementally amended to add the following information:

         On March 23, 2000, SVCC exercised a warrant to purchase 750,000 shares of Common Stock of the Issuer at an exercise price of $8.00 per share.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         Item 5 of the Amended Statement is hereby amended and restated in its entirety to read as follows:

         (a) SVCC directly owns 2,400,000 shares of Common Stock and a warrant to purchase 750,000 shares of Common Stock,* which together represent a total of 3,150,000 shares or approximately 15.6% of the Common Stock of the Issuer. The calculation of percentage of beneficial ownership was

-------------------------
* SVCC has a right to acquire, pursuant to the warrant described in Items 3 and 4 of the Amended Statement, up to 750,000 shares of Common Stock at $10.50 per share. Such shares are deemed to be beneficially owned by SVCC under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

derived from the Issuer's Annual Report on Form 10-K for the Year Ended
December 31, 1999, in which the Issuer stated that the number of shares of Common Stock outstanding was 18,688,323 (before giving effect to (i) 750,000 shares purchased upon exercise of the warrant being reported herein and
(ii) 750,000 shares issuable upon the exercise of another warrant held by SVCC). For reporting purposes, SAIC may be deemed the beneficial owner of the 3,150,000 shares owned by SVCC.

         (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 3,150,000 shares of Common Stock.

         (c) On January 26, 2000, SVCC sold 18,000 shares of Common Stock of the Issuer in the open market at $10.962 per share. On March 23, 2000, SVCC exercised a warrant to purchase 750,000 shares of Common Stock of the Issuer at an exercise price of $8.00 per share.

         (d) SVCC is a wholly owned subsidiary of SAIC.

         (e) Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 29, 2000.

                               SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                               By   /S/ DOUGLAS E. SCOTT
                                  --------------------------------------------
                                    Douglas E. Scott
                                    Senior Vice President and General Counsel


                               SAIC VENTURE CAPITAL CORPORATION



                               By  /S/ IRA J. MILLER
                                  ---------------------------------------------
                                    Ira J. Miller
                                    President


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